UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the six months ended June 30, 2020.
Commission File Number 001-38252
_______________________________________ Spark Networks SE ________________________________________
(Translation of registrant’s name into English)

___________________________________ Kohlfurter Straße 41/43, Berlin 10999, Germany_______________________________
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Spark Networks SE

Date:	August 27, 2020	By:	/s/ Bert Althaus
Bert Althaus
Chief Financial Officer

Table of Contents
Spark Networks SE
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
FOR THE SIX MONTHS ENDED JUNE 30, 2020
INDEX

Management Discussion and Analysis

The information contained in this section should be read in conjunction with our unaudited condensed interim consolidated financial statements for the six months ended June 30, 2020 and the related notes that are included in this report, and our audited consolidated financial statements for the year ended December 31, 2019 and the related notes included in our Annual Report on Form 20-F for the year ended December 31, 2019 (the “2019 Form 20-F”), filed with the Securities and Exchange Commission (the “SEC”) on June 12, 2020. Our financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). This discussion contains forward-looking statements that are subject to known and unknown risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements. As used herein, and unless the context suggests otherwise, the terms “the Company,” “Group,” “Spark Networks,” “we,” “us” or “our” refer to Spark Networks SE and its consolidated subsidiaries.

Cautionary Statement Regarding Forward Looking Statements

This report contains statements that constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause Spark Networks’ performance or achievements to be materially different from those of any expected future results, performance, or achievements. Forward-looking statements speak only as of the date they are made, and Spark Networks does not assume any duty to update forward-looking statements except as required by law. Readers are cautioned that a number of important factors could cause actual results to differ materially from those expressed in, or implied or projected by, such forward-looking statements. Words and expressions reflecting optimism, satisfaction, or disappointment with current prospects, as well as words such as “believes,” “hopes,” “intends,” “estimates,” “expects,” “projects,” “plans,” “anticipates,” and variations thereof, or the use of future tense, identify forward-looking statements, but their absence does not mean that a statement is not forward-looking. Such forward-looking statements are not guarantees of performance and actual results could differ materially from those contained in such statements. Factors that could cause or contribute to such differences include, but are not limited to, the risks identified in the section titled “Risk Factors” in the 2019 Form 20-F, the risks identified in the section titled "Risk Factors" below, and the risks identified in our other reports filed with the SEC from time to time.

Overview

The American Depository Shares ("ADSs") of Spark Networks SE, each representing one-tenth of an ordinary share, €1.00 nominal value per share, are traded on the NYSE American under the ticker symbol “LOV”. We are a leading global operator of premium online dating sites and mobile applications. Our focus is on catering to professionals and highly educated singles with serious relationship intentions in North America and other international markets. Since our inception, we have had 80 million users register with our dating platforms (which includes inactive accounts). We currently operate one or more of our brands worldwide.

Our ability to compete effectively will depend upon our ability to address the needs of our members and paying subscribers, on the timely introduction and performance of innovative features and services associated with our brands, and our ability to respond to services and features introduced by competitors. We must also achieve these objectives within the parameters of our consolidated and operating segment profitability targets. We are focused on enhancing and augmenting our portfolio of services while also continuing to improve the efficiency and effectiveness of our operations. We believe we have sufficient cash resources on hand to accomplish the enhancements currently contemplated.

On July 1, 2019, we completed the merger of Spark Networks SE and Zoosk, Inc. in a stock and cash transaction (the "Spark Networks / Zoosk Merger"). The combination created the second-largest online dating company in North America based on revenues and the second largest publicly-listed dating company in the world. As of the date of the Spark Networks / Zoosk Merger, Zoosk became a wholly owned subsidiary of Spark Networks.

Our portfolio of strong brands and improved financial strength positions us to deliver a superior user experience to our customers and drive long-term value to shareholders.

Risk Factors

The Company’s business faces significant risks. You should carefully consider all of the risk factors and other information set forth in the Company’s 2019 Form 20-F and in its other filings with the SEC, along with the information and additional risk factors included in this Form 6-K. The Company’s business, financial condition or results of operations could be materially adversely affected by any of these risks.

Critical Accounting Policies and Estimates

There were no significant changes to our critical accounting policies during the six months ended June 30, 2020, as compared to those policies disclosed in the 2019 Form 20-F.

Segment Information

Segment reporting requires the use of the management approach in determining the reportable operating segments. The management approach considers the internal organization and reporting provided to the Group's chief operating decision maker ("CODM") for making operating decisions and assessing performance. The Group's internal financial reporting provided to the CODM includes separate data for each country, and all countries other than the United States and Canada (together, “North America”) have been aggregated into one reportable segment as the business model and long-term margin expectations are similar. The Group reports two separate reportable segments: (1) North America, which consists of Spark Networks’ operations in the United States and Canada; and (2) International, which consists of all other operations except for the United States and Canada.

The performance of the operating segments is measured on the basis of revenue and direct marketing expenses only. Due to Spark Networks’ integrated business structure, costs and expenses other than direct marketing expenses are not allocated to the individual reportable segments. As such, Spark Networks does not measure operating profit or loss by segment for internal reporting purposes.

Seasonality of Operations

The Group’s business underlies a certain degree of seasonality. Higher operating profits are usually expected in the second half of the year rather than in the first six months as there are usually higher marketing expenses in the first six months, while revenue is at a similar level in the first and second half of the year. This information is provided to allow for a better understanding of the results, however, management has concluded that this is not "highly seasonal" in accordance with IAS 34.

Results of Operations
The following is a more detailed discussion of our financial condition and results of operations for the periods presented:

	Six months ended June 30,
(in € thousands)	2020	2019

Revenue	103,440	49,224
Cost of revenue	(63,483)	(33,301)
Gross profit	39,957	15,923
Other income	182	—
Other operating expenses	(31,874)	(20,277)
Sales and marketing expenses	(2,126)	(2,726)
Customer service expenses	(3,492)	(2,293)
Technical operations and development expenses	(11,652)	(4,154)
General and administrative expenses	(14,604)	(11,104)
Operating profit/(loss)	8,265	(4,354)
Finance income	1,399	423
Finance costs	(7,618)	(542)
Net finance expenses	(6,219)	(119)
Income/(loss) before taxes	2,046	(4,473)
Income tax expense	(2,458)	(401)
Net loss	(412)	(4,874)
The following table presents certain selected information and Adjusted EBITDA(1) for the periods presented:

	Six months ended June 30,
(in € thousands)	2020	2019
Net loss	(412)	(4,874)
Net finance expenses	6,219	119
Income tax expense	2,458	401
Depreciation and amortization	5,100	1,653
Share-based compensation expense	2,125	2,075
Acquisition costs and other	1,580	4,459
Adjusted EBITDA(1)	17,070	3,833

	Six months ended June 30,
Summary of acquisition costs and other (in € thousands)	2020	2019
Transaction and advisory fees	—	4,413
Merger integration costs	39	—
Other employee payments	939	—
Severance costs	602	46
Total adjustments	1,580	4,459
(1) Adjusted EBITDA is not a measure defined by IFRS. The most directly comparable IFRS measure for Adjusted EBITDA is our net income/(loss) for the relevant period. This measure is one of the primary metrics by which we evaluate the performance of our businesses, budget, forecast and compensate management. We believe this measure provides management and investors with a consistent view, period to period, of the core earnings generated from ongoing operations and excludes the impact of items that we do not consider representative of our ongoing operating performance. This includes: (i) items such as share-based compensation, asset impairments, gains or losses on foreign currency transactions and interest expense, and (ii) items related to acquisitions or other costs that are non-recurring, infrequent, or unusual in nature including transaction and advisory fees, merger integration costs, other employee payments, and severance. Adjusted EBITDA has inherent limitations in evaluating the performance of the Company, including, but not limited to the following:

•	Adjusted EBITDA does not reflect the cash capital expenditures during the measurement period,

•	Adjusted EBITDA does not reflect any changes in working capital requirements during the measurement period,

•	Adjusted EBITDA does not reflect the cash tax payments during the measurement period, and

•	Adjusted EBITDA may be calculated differently by other companies in our industry, thus limiting its value as a comparative measure.

Adjusted EBITDA should not be construed as a substitute for net income/(loss) (as determined in accordance with IFRS) for the purpose of analyzing our operating performance or financial position, as Adjusted EBITDA is not defined by IFRS.

The following table presents our historical operating results as a percentage of revenue for the periods presented:

	Six months ended June 30,
	2020	2019
Revenue	100.0%	100.0%
Cost of revenue	(61.4)	(67.7)
Gross profit	38.6	32.3
Other income	0.2	—
Other operating expenses	(30.9)	(41.2)
Sales and marketing expenses	(2.1)	(5.5)
Customer service expenses	(3.4)	(4.7)
Technical operations and development expenses	(11.3)	(8.4)
General and administrative expenses	(14.1)	(22.6)
Operating profit/(loss)	7.9	(8.9)
Finance income	1.4	0.9
Finance costs	(7.4)	(1.1)
Net finance expenses	(6.0)	(0.2)
Income/(loss) before taxes	1.9	(9.1)
Income tax expense	(2.4)	(0.8)
Net loss	(0.5)%	(9.9)%

Unaudited pro forma financial information

The unaudited pro forma financial information in the table below presents the combined results of the Company and Zoosk as if the Spark Networks / Zoosk Merger had occurred on January 1, 2019. The unaudited pro forma financial information includes adjustments required under the acquisition method of accounting but excludes certain costs and charges that are deemed to be non-recurring in nature. This presentation is for informational purposes only and is not necessarily indicative of the results that would have been achieved had the acquisition actually occurred on January 1, 2019 or in future periods.

For the six months ended June 30, 2019, pro forma adjustments include the removal of transaction related costs of €11,827 thousand as they are one-time in nature and will not have a continuing impact on operations. The transaction related costs include transaction and advisory fees of €10,183 thousand, severance costs of €699 thousand, and other employee payments of €945 thousand related to the Spark Networks / Zoosk Merger. Pro forma adjustments also include an increase in amortization expense of €3,324 thousand related to the Zoosk intangible assets acquired in the Spark Networks / Zoosk Merger, and an increase in net finance expenses of €6,065 thousand as if the Group had paid off the remaining balance on the Senior Facilities Agreement (as defined in Note 4.5 to the accompanying consolidated financial statements) and entered into the Senior Secured Facilities Agreement (as defined in Note 4.5) on the assumed date of acquisition. The post-tax impact to net income resulting from the pro forma adjustments applied in 2019 to Zoosk and non-Zoosk entities assumes a 25% and 30% tax rate, respectively.

	Six months ended June 30,
(in € thousands)	2020 (actual)	2019 (pro forma)
Revenue	103,440	119,815
Net loss	(412)	(4,422)

	Six months ended June 30,
(in € thousands)	2020 (actual)	2019 (pro forma)
Net loss	(412)	(4,422)
Net finance expenses	6,219	5,741
Income tax expense	2,458	421
Depreciation and amortization	5,100	5,829
Impairment of intangible assets and goodwill	—	3
Share-based compensation expense	2,125	3,045
Acquisition costs and other	1,580	267
Adjusted EBITDA(1)	17,070	10,884

	Six months ended June 30,
Summary of acquisition costs and other (in € thousands)	2020 (actual)	2019 (pro forma)
Project consultant costs	—	194
Merger integration costs	39	—
Other employee payments	939	27
Severance costs	602	46
Total adjustments	1,580	267

(1) Adjusted EBITDA is not a measure defined by IFRS. The most directly comparable IFRS measure for Adjusted EBITDA is our net income/(loss) for the relevant period. This measure is one of the primary metrics by which we evaluate the performance of our businesses, budget, forecast and compensate management. We believe this measure provides management and investors with a consistent view, period to period, of the core earnings generated from ongoing operations and excludes the impact of items that we do not consider representative of our ongoing operating performance. This includes: (i) items such as share-based compensation, asset impairments, gains or losses on foreign currency transactions and interest expense, and (ii) items related to acquisitions or other costs that are non-recurring, infrequent, or unusual in nature including transaction and advisory fees, merger integration costs, other employee payments, and severance. Adjusted EBITDA has inherent limitations in evaluating the performance of the Company, including, but not limited to the following:

•	Adjusted EBITDA does not reflect the cash capital expenditures during the measurement period,

•	Adjusted EBITDA does not reflect any changes in working capital requirements during the measurement period,

•	Adjusted EBITDA does not reflect the cash tax payments during the measurement period, and

•	Adjusted EBITDA may be calculated differently by other companies in our industry, thus limiting its value as a comparative measure.

Adjusted EBITDA should not be construed as a substitute for net income/(loss) (as determined in accordance with IFRS) for the purpose of analyzing our operating performance or financial position, as Adjusted EBITDA is not defined by IFRS.

Key Business Metrics
Spark Networks regularly reviews certain operating metrics in order to evaluate the effectiveness of its operating strategies and monitor the financial performance of its business. The key business metrics that Spark Networks utilizes include the following:
Total Registrations:
Total registrations are defined as the total number of new members registering to the platforms with their email address. Those include members who enter into premium subscriptions and free memberships.
Average Paying Subscribers:
Paying subscribers are defined as individuals who have paid a monthly fee for access to premium services, which include, among others, unlimited communication with other registered users, access to user profile pictures, and enhanced search functionality. Average paying subscribers for each month are calculated as the sum of the paying subscribers at the beginning and the end of the month, divided by two. Average paying subscribers for periods longer than one month are calculated as the sum of the average paying subscribers for each month, divided by the number of months in such period.
Monthly Average Revenue Per User (ARPU):
Monthly Average Revenue Per User (ARPU) represents the total net subscriber revenue for the period divided by the number of average paying subscribers for the period, divided by the number of months in the period.
Contribution:
Contribution is defined as revenue, net of credits, less direct marketing.
Direct Marketing:
Direct Marketing is defined as online and offline advertising spend, and is included within Cost of revenue within the Group’s Consolidated Statements of Operations and Comprehensive Income/(Loss).

Unaudited selected statistical information regarding the key business metrics described above for Spark Networks’ reportable segments is shown in the table below. Revenue, Direct Marketing and Contribution are presented in € thousands.

	Six months ended June 30,
	2020	2019
# of Registrations
North America	5,177,620	2,224,249
International	2,490,960	2,263,855
Total # of Registrations	7,668,580	4,488,104

Average Paying Subscribers
North America	600,126	185,364
International	314,672	259,493
Total Average Paying Subscribers	914,798	444,857

Monthly ARPU
North America	€21.07	€23.88
International	€14.61	€14.56
Total Monthly ARPU	€18.85	€18.44

Total Net Revenue
North America	€75,857	€26,561
International	€27,583	€22,663
Total Net Revenue	€103,440	€49,224

Direct Marketing
North America	€39,946	€16,160
International	€11,582	€12,706
Total Direct Marketing	€51,528	€28,866

Contribution
North America	€35,911	€10,401
International	€16,001	€9,957
Total Contribution	€51,912	€20,358

During the six months ended June 30, 2020, 7,669 thousand new members registered to Spark Networks’ platforms, compared to 4,488 thousand new members during the six months ended June 30, 2019. The 70.9% total increase in new members was due to the addition of Zoosk following the Spark Networks / Zoosk Merger in July 2019, and partially offset by a 8.4% decline in new registrations for non-Zoosk brands. New registrations in the North America segment increased by 2,954 thousand to 5,178 thousand registrations compared to 2,224 thousand during the comparative period in the previous year. The increase in new registrations in the North America segment and increased direct marketing efforts within this segment was due to the addition of Zoosk in July 2019, which contributed 2,696 thousand new registrations in North America, in addition to a 11.5% increase in new registrations across non-Zoosk brands. New registrations in the International segment increased by 10.0% to 2,491 thousand registrations compared to 2,264 thousand during the comparative period in the previous year. The increase in new registrations in the International segment was due to the addition of Zoosk in July 2019, which contributed 861 thousand new International registrations, and was offset by a decrease in new International registrations across non-Zoosk brands as a result of reduced direct marketing efforts.
Average paying subscribers increased by 470 thousand to 915 thousand during the six months ended June 30, 2020, compared to 445 thousand during the six months ended June 30, 2019. The increase was due to the addition of Zoosk following the Spark Networks / Zoosk Merger in July 2019, and partially offset by a 11.7% decline in average paying subscribers for non-Zoosk brands. Average paying subscribers for the North America segment increased by 415 thousand to 600 thousand during the six months ended June 30, 2020, compared to 185 thousand during the six months ended June 30, 2019. The increase in North America was the result of the addition of Zoosk following the Spark Networks / Zoosk Merger, totaling 414 thousand, while the development of average paying subscribers for non-Zoosk brands was flat compared to the comparative period in the previous year. Average paying subscribers in the International segment increased by 21.3% to 315 thousand during the six months ended June 30, 2020, compared to 259 thousand during the six months ended June 30, 2019. The increase was the result of the addition of Zoosk in July 2019, which contributed 108 thousand average paying subscribers, and was offset by a decrease in average paying subscribers across the non-Zoosk brands. As of June 30, 2020, Spark Networks had 937 thousand end of period paying subscribers, consisting of 621 thousand North America paying subscribers and 316 thousand International paying subscribers.
Monthly ARPU increased by 2.2% to €18.85 during the six months ended June 30, 2020, compared to €18.44 during the six months ended June 30, 2019. Monthly ARPU within the North America segment decreased by 11.8% to €21.07 during the six months ended June 30, 2020 compared to €23.88 during the six months ended June 30, 2019. The addition of Zoosk resulted in a €3.54 decrease in monthly ARPU for the North America segment relative to the comparative period in the prior year. This was partially offset by an increase of 3.1% in monthly ARPU for the non-Zoosk brands. Monthly ARPU within the International segment increased by 0.3% to €14.61 during the six months ended June 30, 2020 compared to €14.56 during the six months ended June 30, 2019. Monthly ARPU within the International segment increased 2.5% for non-Zoosk brands, and was offset by a €0.32 decrease from Zoosk relative to the comparative period in the prior year. Monthly ARPU is lower in the International segment than in the North America segment primarily because the segment includes Eastern European countries, for which subscription fees are significantly lower than Spark Networks' overall average.

Six Months Ended June 30, 2020 Compared to Six Months Ended June 30, 2019

Revenue. During the six months ended June 30, 2020, revenue increased by €54,216 thousand to €103,440 thousand from €49,224 thousand during the six months ended June 30, 2019. The growth was primarily attributable to the addition of Zoosk following the Spark Networks / Zoosk Merger in July 2019, which increased the number of average paying subscribers by 522 thousand. Zoosk contributed €57,427 thousand of the revenue increase during the period. Non-Zoosk revenue during the period decreased by 6.5% to €46,013 thousand from €49,224 thousand during the six months ended June 30, 2019 due to lower direct marketing investment for non-Zoosk brands within the North America and International segments during the six months ended June 30, 2020.

During the six months ended June 30, 2020, revenue in Spark Networks’ North America segment increased by €49,296 thousand to €75,857 thousand from €26,561 thousand during the six months ended June 30, 2019, mainly due to the addition of Zoosk following the Spark Networks / Zoosk Merger in July 2019. Revenue for the North America segment from the Zoosk brand accounted for 98.1% of the increase relative to the comparative period in the prior year. During the six months ended June 30, 2020, revenue in Spark Networks’ International segment increased by 21.7% to €27,583 thousand from €22,663 thousand during the six months ended June 30, 2019. The increase in revenue within the International segment is due to the addition of Zoosk, which contributed €9,080 thousand to revenue in the International segment during the six months ended June 30, 2020, offset by a 18.4% decrease in non-Zoosk International segment revenue, as the Company focused its direct marketing efforts within the North American market.

Cost of revenue. Cost of revenue consists of direct marketing expenses, data center expenses, credit card fees and mobile application processing fees. Cost of revenue increased by 90.6% to €63,483 thousand during the six months ended June 30, 2020, as compared to €33,301 thousand during the six months ended June 30, 2019, mainly due to the addition of Zoosk following the Spark Networks / Zoosk Merger in July 2019. Zoosk contributed €36,409 thousand to the increase in cost of revenue during the period, of which €25,415 thousand and €3,308 thousand represent increases in direct marketing expenses in the North America segment and International segment, respectively. The increase in cost of revenue was partially offset by a decrease in direct marketing spend for the non-Zoosk brands. Direct marketing for non-Zoosk brands within the North America segment and International segment decreased by 10.1% and 34.9%, respectively, relative to the comparative period in the prior year.

Sales and marketing expenses. Sales and marketing expenses consist primarily of salaries for Spark Networks’ sales and marketing personnel, expenses for market research and amortization of sales related intangible assets. Sales and marketing expenses decreased by 22.0% to €2,126 thousand during the six months ended June 30, 2020, as compared to €2,726 thousand during the six months ended June 30, 2019. The decrease was mainly attributable to reduced sales and marketing personnel costs due to a decrease in employee headcount and share-based compensation expense related to the non-Zoosk brands, partially offset by €755 thousand of increased sales and marketing expenses attributable to the newly acquired Zoosk brand during the six months ended June 30, 2020.

Customer service expenses. Customer service expenses consist primarily of personnel costs and third party service fees associated with Spark’s customer service centers. The members of Spark Networks’ customer service team primarily respond to billing questions, detect and eliminate suspected fraudulent activity, and address site usage and dating questions from Spark Networks’ members. Customer service expenses increased by 52.3% to €3,492 thousand during the six months ended June 30, 2020, as compared to €2,293 thousand during the six months ended June 30, 2019. The increase was mainly attributable to €1,669 thousand of increased external service provider costs and customer service staffing levels to support the newly acquired Zoosk brand and an increase in amortization expense on Zoosk intangible assets acquired in the Spark Networks / Zoosk Merger, offset by a €470 thousand decrease in customer service expenses attributable to reductions in external service provider costs and lower customer service staffing levels resulting in lower personnel costs related to the non-Zoosk brands.

Technical operations and development expenses. Technical operations and development expenses consist primarily of the personnel and systems necessary to support Spark Networks’ corporate technology requirements as well as costs incurred in the development, enhancement and maintenance of Spark Networks’ new and existing technology platforms. Technical operations and development expenses increased by €7,498 thousand to €11,652 thousand during the six months ended June 30, 2020, as compared to €4,154 thousand during the six months ended June 30, 2019. The increase is primarily driven by a €2,489 thousand increase in amortization expense on Zoosk intangible assets acquired in the Spark Networks / Zoosk Merger, a €2,313 thousand increase in personnel expenses for Zoosk employees retained by the Company in the first half of 2020 to ensure the transition of technological oversight of the Zoosk tools and systems from the United States based tech team to the development team in Germany, and increases of €1,375 thousand and €514 thousand, respectively, in data processing costs and software license costs with the addition of Zoosk.

General and administrative expenses. General and administrative expenses consist primarily of corporate personnel-related costs, professional fees, occupancy and other overhead costs. General and administrative expenses increased by 31.5% to €14,604 thousand for the six months ended June 30, 2020, as compared to €11,104 thousand for the six months ended June 30, 2019. The increase in general and administrative expenses was primarily driven by the addition of Zoosk, which resulted in a €919 thousand increase in amortization expense on Zoosk intangible assets acquired in the Spark Networks / Zoosk Merger, a €1,487 thousand increase in personnel and consultant costs, and a €1,009 thousand increase in legal fees, business and software licenses, audit fees, and insurance expenses.

Net finance expenses. Net finance expenses consist primarily of interest income and expenses and foreign exchange gains and losses. Net finance expenses increased to €6,219 thousand for the six months ended June 30, 2020, compared to €119 thousand for the six months ended June 30, 2019. The increase was primarily related to €6,020 thousand of interest expense on borrowings under the Senior Secured Facilities Agreement.

Income tax expense. Income tax expense of €2,458 thousand for the six months ended June 30, 2020 is based on the expected annual effective income tax rate for each separate tax jurisdiction and taxable entity. Pre-tax income within the United States tax group and Spark Networks Services GmbH generated the majority of the income tax expense recorded for the period. Corporate related costs incurred by Spark Networks SE for which no tax benefit could be recognized was the primary reason for the overall effective tax rate of 120% for the six months ended June 30, 2020. The income tax expense of €401 thousand for the six months ended June 30, 2019 was primarily based on pre-tax earnings in the United States tax group.

Liquidity and Capital Resources

Spark Networks’ ongoing liquidity requirements arise primarily from working capital needs, research and development requirements, and the repayment of debt. In addition, Spark Networks may use liquidity to fund acquisitions or make other investments. Sources of liquidity are cash balances and cash flows from operations and, from time to time, Spark Networks may obtain additional liquidity through the issuance of equity or debt (such as borrowings under the Senior Secured Facilities Agreement). Spark Networks' ability to obtain additional liquidity through borrowings under the Senior Secured Facilities Agreement may be limited, as the Facilities contain a number of covenants that restrict, subject to certain exceptions, Spark Networks' ability and the ability of its subsidiaries to: incur additional indebtedness, create liens, engage in mergers or consolidations, sell or transfer assets, pay dividends and distributions and make share repurchases, make certain acquisitions, engage in certain transactions with affiliates, and change lines of business.

As of June 30, 2020, Spark Networks had cash and cash equivalents of €11,959 thousand.

Cash Flows

The following table summarizes Spark Networks´ cash flows for the periods presented:

	Six months ended June 30,
(in € thousands)	2020	2019
Net cash inflow from operating activities	7,640	4,485
Cash outflow from investing activities	(1,771)	(2,397)
Cash outflow from financing activities	(9,289)	(757)
Net change in cash and cash equivalents	(3,420)	1,331

Operating Activities

During the six months ended June 30, 2020, net cash inflow of €7,640 thousand from operating activities consists of earnings adjusted for non-cash items including €4,583 thousand of amortization, €517 thousand of depreciation, and €2,125 thousand of share-based compensation expense, offset by net cash outflow from changes in operating assets and liabilities of €1,187 thousand. Net cash outflow from changes in operating assets and liabilities were primarily driven by changes in working capital of €5,559 thousand attributable to a €3,676 thousand increase in current trade and other receivables mainly due to the timing of cash received for subscriptions sold through the Apple App Store and a €1,883 thousand decrease in current trade and other payables mainly due to the timing of payments for various vendors, offset by €1,222 thousand of net cash inflow from changes in other operating assets and liabilities, €2,274 thousand of net cash inflow from changes in tax positions mainly related to deferred income taxes, and a €606 thousand increase in contract liabilities due to growth in subscription revenue. Net cash inflow from operating activities was also attributable to €692 thousand of proceeds from the Group's subleased property. These increases were partially offset by interest payments of €5,113 thousand primarily related to the Senior Secured Facilities Agreement.

During the six months ended June 30, 2019, net cash inflow from operating activities was €4,485 thousand, primarily resulting from cash generated by changes in operating assets and liabilities of €5,620 thousand and non-cash charges of €3,848 thousand, offset by Spark Networks’ net loss of €4,874 thousand and interest payments of €109 thousand. Net cash generated by changes in operating assets and liabilities for the six months ended June 30, 2019 consisted primarily of €6,819 thousand of cash generated by changes in other working capital and a €213 thousand change in provisions, offset by a €1,096 thousand decrease in contract liabilities, a €303 thousand change in other operating assets and liabilities, and a €13 thousand change in tax positions. Cash generated by changes in other working capital primarily consisted of an increase in current trade and other payables of €6,346 thousand due to the timing of payments for transaction and advisory fees related to the acquisition of Zoosk, as well as timing of payments to two large marketing partners. Non-cash charges consisted primarily of €2,075 thousand of share-based compensation expense, €1,126 thousand of amortization of intangibles, and €527 thousand of depreciation expense.

Investing Activities

During the six months ended June 30, 2020, cash outflow from investing activities was €1,771 thousand as a result of capitalized software of €1,285 thousand, purchases of fixed assets of €21 thousand, and cash paid for business combinations of €465 thousand related to the Spark Networks / Zoosk Merger.

During the six months ended June 30, 2019, cash outflow from investing activities was €2,397 thousand as a result of capitalized software of €2,345 thousand and purchases of fixed assets of €52 thousand.

Financing Activities

During the six months ended June 30, 2020, cash outflow from financing activities was €9,289 thousand as a result of €8,458 thousand in repayment of bank loans and €831 thousand in payment of lease liabilities.

During the six months ended June 30, 2019, cash outflow from financing activities was €757 thousand as a result of €938 thousand in repayment of bank loans and €200 thousand in payment of lease liabilities, offset by €381 thousand in proceeds from the exercise of employee stock options.

Inflation

Spark Networks believes that any effect of inflation at current levels will be minimal. Historically, Spark Networks has been able to increase prices at a rate equal to or greater than that of inflation and believes that it will continue to be able to do so for the foreseeable future. In addition, Spark Networks has been able to maintain a relatively stable variable cost structure for its products due, in part, to a continued optimization of marketing spend.
Research and Development, Patents and Licenses, etc.
As of June 30, 2020, we held several United States patents and had multiple pending patent applications in the United States, Canada and the European Union.
Investing in product and development initiatives is a key part of our strategy. We are currently developing new, scalable technology services that will support the Company’s future growth. Our new services will be architected and built with a particular emphasis on supporting the platforms and applications that many of our members utilize to access our products. With global, shared services to power our platforms and sites, we expect to match subscribers across brands, reduce the time and resources required to launch new brands or integrate potential acquisitions, and to quickly adopt new features, trends and consumer preferences. We expect to launch our new technology services over the next two years.
Implementing new systems carries substantial risk, including implementation delays, cost overruns, disruption of operations, potential loss of data or information, and lower customer satisfaction resulting in lost customers or sales, many of which are outside Spark Networks’ control. If we do not successfully implement these services, our ability to perform key business processes could be disrupted and our financial performance could be adversely affected. Currently, we believe that we have sufficient cash resources on hand to develop the contemplated services.

Trend Information
Spark Networks’ performance each year is affected by the ability to attract and retain paying subscribers, particularly within the North American market. In recent years, we have grown our North American market share through (i) acquiring established North American brands such as Zoosk, Jdate, Christian Mingle, and JSwipe, (ii) the introduction of established European brands such as EliteSingles, and (iii) the launch of new brands such as SilverSingles. Going forward, we expect to continue to allocate significant capital towards North America as we look to drive both the organic growth of our existing brand portfolio and expansion through the launch of new or acquired brands. Additionally, as mentioned above, Spark Networks is currently in the process of developing global technology services for its platforms.

Spark Networks' business could be materially adversely impacted by epidemics or pandemics, such as the COVID-19 pandemic. The COVID-19 pandemic has impacted individuals and businesses globally and has resulted in shelter-in-place orders, closures, quarantines and travel restrictions during the six months ended June 30, 2020, in an attempt to control the spread of the virus. Despite challenging economic conditions for consumers, Spark Networks maintained stable churn levels during the period and experienced positive user engagement. Additionally, the Group was able to capitalize on reduced acquisition costs, most notably in marketing costs. In this pandemic, Spark Networks' product fulfills people's need to connect with others and forge new and meaningful relationships, at a safe social distance.
We transitioned our workforce to working remotely in mid-March 2020. Our Berlin, Germany employees have returned to the office in a limited capacity as mobility restrictions eased, while our colleagues in the United States continue to work remotely. We do not believe that this transition has had an adverse effect on our ability to maintain operations to date, including with respect to financial reporting systems and internal and disclosure controls and procedures. However, we could experience difficulties in these areas in the future if our workforce must continue to work remotely for a significant amount of time.
Other than as disclosed elsewhere in this report, we are not aware of any trends, uncertainties, demands, commitments or events for the six months ended June 30, 2020 that are reasonably likely to have a material adverse effect on our revenues, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

Off-balance Sheet Arrangements
We do not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually, narrow or limited purposes. We do not have any outstanding derivative financial instruments, off-balance sheet guarantees, interest rate swap transactions or foreign currency forward contracts.

Safe Harbor
See “Cautionary Statement Regarding Forward Looking Statements” on page 1 of this report.

Spark Networks SE
Consolidated Balance Sheets
(in € thousands)

	Note	June 30, 2020 (unaudited)	December 31, 2019
ASSETS
Non-current assets		299,563	304,322
Intangible assets and goodwill	4.1	276,157	278,862
Internally generated software		6,341	5,040
Licenses and domains		132	160
Brands and trademarks		101,791	101,523
Purchased software		12	94
Intangible assets under development		2,023	3,159
Other intangible assets		7,129	10,658
Goodwill		158,729	158,228
Property, plant and equipment		1,819	2,317
Leasehold improvements		39	69
Other and office equipment		1,209	1,445
Right-of-use assets		571	803
Other non-current financial assets	5.1	6,357	7,040
Other non-current non-financial assets		220	251
Non-current income tax assets		86	85
Deferred tax assets		14,924	15,767
Current assets		26,737	27,720
Current trade and other receivables		14,212	11,911
Trade receivables	5.1	8,243	5,808
Other current financial assets	5.1	2,967	3,218
Other assets		3,002	2,885
Current income tax assets		566	359
Cash and cash equivalents	5.1	11,959	15,450
TOTAL ASSETS		326,300	332,042
SHAREHOLDERS' EQUITY AND LIABILITIES
Shareholders' equity	4.2	144,352	142,120
Subscribed capital		2,662	2,662
Capital reserves		183,349	183,349
Share-based payment reserve	3.4	8,156	6,031
Accumulated deficit		(54,729)	(54,317)
Accumulated other comprehensive income		4,914	4,395
Non-current liabilities		89,421	96,275
Non-current borrowings	4.5	78,126	85,157
Other non-current provisions	4.3	17	17
Other non-current financial liabilities	5.1	6,297	7,167
Non-current income tax liabilities		879	876
Deferred tax liabilities		4,099	3,054
Non-current contract liabilities	4.4	3	4
Current liabilities		92,527	93,647
Current borrowings	4.5	10,717	10,682
Other current provisions	4.3	2,322	2,047
Current trade and other payables		40,615	43,263
Trade payables	5.1	22,433	25,873
Other current financial liabilities	5.1	13,322	14,429
Other liabilities		4,860	2,961
Current income tax liabilities		1,357	815
Current contract liabilities	4.4	37,516	36,840
Total liabilities		181,948	189,922
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		326,300	332,042
The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Spark Networks SE
Unaudited Consolidated Statements of Operations and Comprehensive Income/(Loss)
(in € thousands, except per share data)

		Six months ended June 30,
	Note	2020	2019

Revenue	3.3	103,440	49,224
Cost of revenue		(63,483)	(33,301)
Gross profit		39,957	15,923
Other income		182	—
Other operating expenses		(31,874)	(20,277)
Sales and marketing expenses		(2,126)	(2,726)
Customer service expenses		(3,492)	(2,293)
Technical operations and development expenses		(11,652)	(4,154)
General and administrative expenses		(14,604)	(11,104)
Operating profit/(loss)		8,265	(4,354)
Finance income		1,399	423
Finance costs		(7,618)	(542)
Net finance expenses		(6,219)	(119)
Income/(loss) before taxes		2,046	(4,473)
Income tax expense	3.5	(2,458)	(401)
Net loss		(412)	(4,874)
Other comprehensive income		519	—
Total comprehensive income/(loss)		107	(4,874)
Loss per share
Basic loss per share (€)	3.6	(0.16)	(3.75)
Diluted loss per share (€)	3.6	(0.16)	(3.75)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Spark Networks SE
Unaudited Consolidated Statement of Shareholders' Equity
(in € thousands)

			Capital reserves
	Note	Subscribed capital	Treasury share reserves	Other capital reserves	Share-based payment reserve	Accumulated deficit	Accumulated other comprehensive income	Total shareholder's equity
Balance as of January 1, 2019(1)	4.2	1,317	(18)	49,383	4,149	(38,650)	734	16,915
Net loss		—	—	—	—	(4,874)	—	(4,874)
Currency translation adjustment		—	—	—	—	—	—	—
Total comprehensive income/(loss)		—	—	—	—	(4,874)	—	(4,874)
Issuance of new shares		—	4	372	—	—	—	376
Cash settlement of share-based payment arrangements		—	—	—	(452)	—	—	(452)
Share-based compensation	3.4	—	—	—	2,075	—	—	2,075
Balance as of June 30, 2019(1)	4.2	1,317	(14)	49,755	5,772	(43,524)	734	14,040

Balance as of January 1, 2020	4.2	2,662	(56)	183,405	6,031	(54,317)	4,395	142,120
Net loss		—	—	—	—	(412)	—	(412)
Currency translation adjustment		—	—	—	—	—	519	519
Total comprehensive income/(loss)		—	—	—	—	(412)	519	107
Share-based compensation	3.4	—	—	—	2,125	—	—	2,125
Balance as of June 30, 2020	4.2	2,662	(56)	183,405	8,156	(54,729)	4,914	144,352

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

(1) Comparative figures for the year ended December 31, 2018 were restated for errors. For further information, see Note 1.6.

Spark Networks SE
Unaudited Consolidated Statements of Cash Flows
(in € thousands)

		Six months ended June 30,
	Note	2020	2019
Net loss		(412)	(4,874)
Non-cash items:
Depreciation of property, plant, and equipment		517	527
Amortization of intangible assets	4.1	4,583	1,126
Net finance expenses		6,219	119
Gain/loss on disposal of tangible and intangible assets	4.1	311	1
Share-based compensation expense	3.4	2,125	2,075
Change in operating assets and liabilities:
Change in contract liabilities		606	(1,096)
Changes in tax positions	3.5	2,274	(13)
Change in provisions	4.3	270	213
Change in other operating assets and liabilities		1,222	(303)
Changes in working capital:
Change in current trade and other receivables		(3,676)	473
Change in current trade and other payables		(1,883)	6,346
Cash inflow from operating activities		12,156	4,594
Interest paid		(5,113)	(109)
Interest received		143	—
Taxes paid		(238)	—
Proceeds from lease receivables		692	—
Net cash inflow from operating activities		7,640	4,485
Expenditure for investments in intangible assets	4.1	(1,285)	(2,345)
Expenditure for investments in property, plant and equipment		(21)	(52)
Cash paid for business combinations		(465)	—
Cash outflow from investing activities		(1,771)	(2,397)
Proceeds from stock option exercises		—	381
Repayment of bank loans	4.5	(8,458)	(938)
Payment of lease liabilities		(831)	(200)
Cash outflow from financing activities		(9,289)	(757)

Change in cash and cash equivalents		(3,420)	1,331
Cash and cash equivalents at January 1		15,450	11,095
Effects of exchange rate fluctuations on cash		(71)	45
Cash and cash equivalents at June 30		11,959	12,471
The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Spark Networks SE
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts in € thousands, except share and per share data)

Note 1. Description of Business and Basis for Preparation

1.1 Reporting Entity

Spark Networks SE (“Spark Networks” or the “Company”) is domiciled in Germany. The Company’s office is located at Kohlfurter Str. 41/43, 10999 Berlin, registered with the commercial register (Handelsregister) of the local court (Amtsgericht) of Munich, Germany, under HRB 232591. The Group consists of Spark Networks SE (“Spark Networks”) and its wholly owned subsidiaries. The Group is a global operator of online dating websites and targets professionals and university-educated singles who are looking for a serious, long-term relationship. The Group reports two reportable segments – North America and International – and operates a portfolio of premium and freemium brands including Zoosk, EliteSingles, Jdate, Christian Mingle, eDarling, JSwipe, and SilverSingles, among others. The American Depositary Shares (“ADSs”) of Spark Networks SE, each representing one-tenth of an ordinary share, €1.00 nominal value per share, are publicly listed on the NYSE American exchange under the ticker symbol “LOV.”

The operations of Spark Networks SE in its current form is the result of the merger between Affinitas GmbH (“Affinitas”) and Spark Networks, Inc. (“Spark”) in 2017 and the addition of Zoosk, Inc. ("Zoosk") on July 1, 2019.

1.2 Basis of Accounting

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These unaudited condensed interim consolidated financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting, and should be read in conjunction with the Group’s last annual consolidated financial statements as of and for the year ended December 31, 2019, included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2019 (the “2019 Form 20-F”), filed with the Securities and Exchange Commission on June 12, 2020. These unaudited condensed interim consolidated financial statements do not include all of the information required for a complete set of IFRS financial statements. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group’s financial position and performance since the last annual financial statements.

With the exception of the standards, interpretations, and amendments of standards and interpretations that are effective for the first time in the financial year (see Note 1.5 – New standards, interpretations and amendments to standards and interpretations) and the treatment of income tax expenses in accordance with IAS 34, the accounting policies adopted are consistent with those of the previous financial year as of and for the year ended December 31, 2019, as disclosed in the 2019 Form 20-F.

These unaudited condensed interim consolidated financial statements were authorized for issue by the Company’s management board on August 27, 2020.

1.3 Functional and presentation currency

These unaudited condensed interim consolidated financial statements are presented in Euro, which is the Group's presentation currency. All amounts have been rounded to the nearest thousand, unless otherwise indicated. The financial statements of the Group's foreign subsidiaries are prepared using the local currency as the subsidiary's functional currency. The Group translates the assets and liabilities into Euro using period-end exchange rates at the reporting date, and revenue and expenses using average exchange rates for the period. The resulting translations gain or loss is included in Accumulated other comprehensive income and is excluded from Net loss.

1.4 Use of judgments and estimates

In preparing these unaudited condensed interim consolidated financial statements, management has made judgments, estimates and assumptions that affect the application of the Group’s accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

The significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2019, as disclosed in the 2019 Form 20-F.

1.5 New standards, interpretations and amendments to standards and interpretations

A number of new standards and amendments to standards are effective for annual periods beginning after January 1, 2021 and earlier application is permitted; however, the Group has not early adopted the following new or amended standards in preparing these unaudited condensed interim consolidated financial statements.

Standard interpretation
Amendments to IAS 37	Amendments to 'Onerous Contracts – Cost of Fulfilling a Contract'
Amendments to IFRS 4	Amendments to 'Insurance Contracts - deferral of IFRS 9'
Amendments to IFRS 1, IFRS 9, IFRS 16 and IAS 41	Amendments to 'Annual Improvements to IFRS Standards 2018-2020'
Amendments to IAS 16	Amendments to 'Property, Plant and Equipment: Proceeds before Intended Use'
Amendments to IFRS 3	Amendments to 'Reference to the Conceptual Framework'
IFRS 17	Insurance Contracts
Amendments to IFRS 17	Amendments to 'Insurance Contracts'
Amendments to IAS 1	Amendments to 'Classification of liabilities as current or non-current'

None of these standards, amendments to standards, or new interpretations are expected to have a significant effect on the unaudited condensed interim consolidated financial statements of the Group.

The new standards that were effective for annual periods beginning on January 1, 2020 and adopted by Group for the first time did not have a significant effect on the unaudited condensed interim consolidated financial statements.

1.6 Correction of an error

During the preparation of the consolidated financial statements for the fiscal year ended December 31, 2019, the Group discovered that current contract liabilities, revenue and trade receivables were incorrectly calculated in years prior to 2019. These errors resulted from incorrect automated bookings generated by a legacy software application used by the Group’s German subsidiary which interfaces with the subscription data platform.

The error was corrected by restating each of the affected financial statement line items for prior periods within the 2019 Form 20-F. The following table summarizes the impact on the Group’s unaudited condensed interim consolidated financial statements:

For the fiscal year ended December 31, 2018:
	Impact of correction of error
December 31, 2018	As previously reported	Adjustments	As corrected
Accumulated deficit	(36,156)	(2,494)	(38,650)
Shareholders' equity	19,409	(2,494)	16,915

For the six months ended June 30, 2019:
	Impact of correction of error
June 30, 2019	As previously reported	Adjustments	As corrected
Accumulated deficit	(41,030)	(2,494)	(43,524)
Shareholders' equity	16,534	(2,494)	14,040

Note 2. Basis of Consolidation

2.1 Group Composition
The unaudited condensed interim consolidated financial statements comprise the following fully consolidated subsidiaries:

Entity	Equity Share as of December 31, 2019 and June 30, 2020	Equity Share as of June 30, 2019
Spark Networks Services GmbH (previously, Affinitas GmbH)	100%	100%
Samadhi SAS (acquired on September 30, 2016)	100%	100%
EliteSingles LLC (formed on April 1, 2015)	100%	100%
Spark Networks, Inc. (acquired on November 2, 2017)	100%	100%
Spark Networks Limited (acquired on November 2, 2017)	100%	100%
LOV USA, LLC (acquired on November 2, 2017)	100%	100%
Spark Networks USA, LLC (acquired on November 2, 2017)	100%	100%
Spark Networks (Israel) Limited (acquired on November 2, 2017)	100%	100%
JDate Limited (acquired on November 2, 2017)	100%	100%
HurryDate, LLC (acquired on November 2, 2017)	100%	100%
MingleMatch, Inc. (acquired on November 2, 2017)	100%	100%
Kizmeet, Inc. (acquired on November 2, 2017)	100%	100%
Reseaux Spark Canada Ltd. (acquired on November 2, 2017)	100%	100%
SocialNet, Inc. (acquired on November 2, 2017)	100%	100%
SN Events, Inc. (acquired on November 2, 2017)	100%	100%
SN Holdco, LLC (acquired on November 2, 2017)	100%	100%
Smooch Labs, Inc. (acquired on November 2, 2017)	100%	100%
SilverSingles LLC (formed on December 22, 2018)	100%	100%
Charm Labs LLC (formed on May 17, 2019)	100%	100%
LDS Singles LLC (formed on May 17, 2019)	100%	100%
Adventist Singles LLC (formed on May 17, 2019)	100%	100%
Zoosk, Inc. (acquired on July 1, 2019)	100%	—%
Zoosk Limited (acquired on July 1, 2019)	100%	—%
Zoosk Ireland Limited (acquired on July 1, 2019)	100%	—%

Note 3. Notes on the Consolidated Statements of Operations and Comprehensive Income/(Loss)

3.1 Operating segments

Basis for segmentation

The management board of Spark Networks is the Group’s chief operating decision maker (“CODM”).

In line with the management approach, the operating segments were identified on the basis of the Group's internal reporting. Internal reporting is the basis for the allocation of resources and the evaluation of the performance of the operating segments by the management board. On this basis, the Group’s business activity is segmented according to the countries it operates in.

The performance of the operating segments is measured on the basis of revenue and direct marketing expenses only. Due to the Group’s integrated business structure, costs and expenses other than direct marketing expenses are not allocated to the individual reportable segments. As such, the Group does not measure operating profit or loss by segment for internal reporting purposes. Assets are not allocated to the different business segments for internal reporting purposes.

When making operating decisions and assessing performance, the CODM only reviews direct marketing expenses excluding personnel-related and certain other expenses, which are included in cost of revenue in the Consolidated Statements of Operations and Comprehensive Income/(Loss).

Information about reportable segments

While the CODM receives separate information for each country, all countries other than the United States and Canada (together, "North America") have been aggregated into one reportable segment as the business model and long-term margin expectations are similar. This means that the Group reports the two reportable segments as North America and International.

Reconciliation of reportable segment profit or loss:

Six months ended June 30, 2020
(in € thousands)	North America	International	Total
Revenue	75,857	27,583	103,440
Direct marketing expenses	(39,946)	(11,582)	(51,528)
Contribution	35,911	16,001	51,912

Other cost of revenue
Data center expenses			(2,873)
Credit card fees			(3,079)
Mobile application processing fees			(6,003)
Gross profit			39,957
Other income			182
Other operating expenses
Sales and marketing expenses			(2,126)
Customer service expenses			(3,492)
Technical operations and development expenses			(11,652)
General and administrative expenses			(14,604)
Operating profit			8,265

Finance income			1,399
Finance costs			(7,618)
Net finance expenses			(6,219)

Income before taxes			2,046
Income tax expense			(2,458)
Net loss			(412)

Revenue realized over time	73,954	27,227	101,181
Revenue realized at a point in time	1,903	356	2,259

Six months ended June 30, 2019
(in € thousands)	North America	International	Total
Revenue	26,561	22,663	49,224
Direct marketing expenses	(16,160)	(12,706)	(28,866)
Contribution	10,401	9,957	20,358

Other cost of revenue
Data center expenses			(1,464)
Credit card fees			(1,175)
Mobile application processing fees			(1,796)
Gross profit			15,923
Other income			—
Other operating expenses
Sales and marketing expenses			(2,726)
Customer service expenses			(2,293)
Technical operations and development expenses			(4,154)
General and administrative expenses			(11,104)
Operating loss			(4,354)

Finance income			423
Finance costs			(542)
Net finance expenses			(119)

Loss before taxes			(4,473)
Income tax expense			(401)
Net loss			(4,874)

Revenue realized over time	26,561	22,663	49,224

3.2 Seasonality of operations

The Group’s business underlies a certain degree of seasonality. Higher operating profits are usually expected in the second half of the year rather than in the first six months as there are usually higher marketing expenses in the first six months, while revenue is at a similar level in the first and second half of the year. This information is provided to allow for a better understanding of the results, however, management has concluded that this is not "highly seasonal" in accordance with IAS 34.

3.3 Revenue

	Six months ended June 30,
in € thousands	2020	2019
Subscription revenue	100,059	48,715
Virtual currency revenue	2,259	—
Advertising revenue	1,122	509
Total Revenue	103,440	49,224

The vast majority of Spark Networks’ revenue is derived from subscription fees. Only one performance obligation, the grant of a right to access the Group’s intellectual property during the contract period, arises from each contract. As such, subscription revenue is initially deferred and is recognized using the straight-line method over the terms of the applicable subscription period, which primarily range from one to twelve months. No revenue was realized during the six months ended June 30, 2020 from performance obligations satisfied in prior periods.

For information regarding contract liabilities from contracts with customers, refer to Note 4.4.

3.4 Share-based payment arrangements

Share-based compensation expense reflected in the Company's unaudited condensed interim consolidated financial statements consists of expense related to the Spark Networks 2017 virtual stock option plan (the “Spark Networks 2017 VSOP”), the Spark Networks 2018 virtual stock option plan (the “Spark Networks 2018 VSOP”), and the Long Term Incentive Plan (the "LTIP"). The Affinitas VESOP was independently established by Affinitas in 2013 and the Spark 2007 Plan was independently established by Spark in 2007, in each case prior to the Affinitas / Spark Merger. In connection with the Affinitas / Spark Merger, the Affinitas VESOP was terminated and replaced by the Spark Networks 2017 VSOP. The Spark Networks 2017 VSOP was subsequently replaced by the Spark Networks 2018 VSOP in 2018. Share-based compensation expense incurred in periods prior to the close of the Affinitas / Spark Merger resulted solely from share-based compensation granted by Affinitas.

Share-based payment arrangements operated by Spark Networks following the Affinitas / Spark Merger

In 2017, Spark Networks established the Spark Networks 2017 VSOP for selected executives and employees of Spark Networks and its subsidiaries. In March 2018, Spark Networks replaced the Spark Networks 2017 VSOP by establishing the Spark Networks 2018 VSOP for selected executives and employees of Spark Networks and its subsidiaries if and to the extent that the plan participants under the Spark Networks 2017 VSOP have agreed to such replacement. Under the Spark Networks 2018 VSOP, Spark Networks granted participants a certain number of virtual stock options in exchange for options granted under the Spark Networks 2017 VSOP and/or a certain number of new virtual stock options, and can grant additional options in the future. The Spark Networks 2017 VSOP Options which were exchanged for the Spark Networks 2018 VSOP Options vest over a period of three years from the grant date, whereby one-third of the Options vest on the first year anniversary of the grant and the remaining Options vest every six months thereafter. The new Spark Networks 2018 VSOP Options vest over a period of four years from the grant date, whereby one-fourth of the Options vest on the first year anniversary of the grant and the remaining Options vest every six months thereafter. The contractual life of the options is 85 months.

The Spark Networks 2018 VSOP entitles Spark Networks to a choice of settlement whereby the cash amount or equal value in shares to be received by the beneficiaries for a single vested option shall equal to the market price per Spark Networks ADS minus the exercise price. Spark Networks classifies awards under the Spark Networks 2018 VSOP as equity-settled.

The terms and conditions of the revised Spark Networks 2018 VSOP also apply to the 908,608 options granted under the Spark Networks 2017 VSOP. During the six months ended June 30, 2020 and June 30, 2019, nil and 195,000 virtual stock options were granted under the Spark Networks 2018 VSOP, respectively. The fair value of the virtual stock options is measured using a binomial option-pricing model.

In June 2019, in anticipation of the Spark Networks / Zoosk Merger, the Administrative Board of Spark Networks agreed to the acceleration, exercise, and settlement of 952,018 options granted to five executives of Spark Networks under the Spark Networks 2017 VSOP and Spark Networks 2018 VSOP ("the Accelerated Vesting"). Accordingly, Spark Networks recognized the remaining grant date fair value related to these options as share-based payment expense in June 2019. Options totaling 636,492 were net exercised in shares and cash in July 2019. Options totaling 315,526, which were out of the money at the exercise date, were repurchased at a nominal value per share (€0.01). Remaining options under the Spark Networks 2018 VSOP continue to vest over the original vesting period established.

For the six months ended June 30, 2020, the total share-based payment expense recognized for the equity-settled options granted under the Spark Networks 2018 VSOP amounted to €228 thousand.

In January 2020, the Administrative Board of Spark Networks adopted the Long Term Incentive Plan (the "LTIP") for applicable executives and employees of Spark Networks and its subsidiaries as part of their remuneration for future services to the Company and its subsidiaries. The LTIP provides for the grant of virtual stock options. Each option represents the right to receive, upon exercise, a certain amount in cash determined based on the relevant ADS Stock Price of the option minus the strike price of such option; provided, however, that the Company may elect to settle options in ADSs or ordinary shares of Spark Networks instead of cash at its sole discretion. The LTIP provides that the strike price can be set at any amount determined by the Administrative Board, including zero. Under the LTIP, the "ADS Stock Price" is, as of the grant date, the average closing price of one ADS of Spark Networks trading on the NYSE American for the period of five trading days prior to such date. Spark Networks classifies awards under the LTIP as equity-settled.

Options granted under the LTIP vest, subject to the employee's continued service to the Company, as follows: (i) 25% of the total number of options granted to a participant vest 12 months after the grant date of such option, and (ii) an additional 6.25% of such options shall vest at the end of each additional three-month period thereafter until the end of the 48th month after the relevant grant date.

In connection with the adoption of the LTIP, the Administrative Board authorized for 2020 the issuance of virtual options for up to three million ADSs, including up to one million zero-priced options.

In connection with the adoption of the LTIP, on January 21, 2020, the Administrative Board granted Eric Eichmann, the Company’s Chief Executive Officer, the following options under the LTIP: (i) 833,000 options with a strike price per option equal to $4.88, and (iii) 449,000 options with a zero-priced strike price (which, for United States tax purposes, are effectively structured as restricted stock units). The adoption of the LTIP also satisfied the terms of Mr. Eichmann’s executive director service agreement with the Company, which requires that the Company adopt a virtual stock option plan by January 31, 2020, or the Company would have otherwise been obligated to pay Mr. Eichmann a one-time lump sum cash amount equal to $1.5 million. The Administrative Board also granted Gitte Bendzulla, the Company’s General Counsel, 90,000 options with a strike price per option equal to $4.88 and 29,000 options with a zero-priced strike price, and the Administrative Board granted Bert Althaus, the Company’s Chief Financial Officer, 135,000 options with a strike price per option equal to $4.88 and 43,000 options with a zero-priced strike price.

During the six months ended June 30, 2020, 1,594,000 virtual stock options with a weighted average exercise price of $4.78 were granted under the LTIP. The fair value of the virtual stock options is measured using a binomial option-pricing model. The inputs used in the measurement of the fair values at the date of grant are summarized below:

2020
Share price ($)	$2.77 - $6.09
Exercise price ($)	$2.23 - $4.88
Option life (months)	85
Volatility	40.0% - 47.3%
Dividend yield	—
Risk-free rate	0.52% - 1.51%
Fair value per Option ($)	$1.42 - $3.13
Fair value per Option (€)	€1.31 - €2.85

During the six months ended June 30, 2020, 696,000 virtual stock options with a zero strike price were granted under the LTIP. The fair value of the virtual stock options is measured using a binomial option-pricing model. The inputs used in the measurement of the fair values at the date of grant are summarized below:

2020
Share price ($)	$2.77 - $6.09
Exercise price ($)	—
Option life (months)	85
Volatility	40.0% - 47.3%
Dividend yield	—
Risk-free rate	0.52% - 1.51%
Fair value per Option ($)	$2.89 - $6.32
Fair value per Option (€)	€2.66 - €5.76

For the six months ended June 30, 2020, the total share-based payment expense recognized for the equity-settled options granted under the LTIP amounted to €1,897 thousand.

3.5 Income taxes

Income tax expense is recognized based on management’s estimate of the annual effective income tax rate expected on each separate tax jurisdiction and taxable entity, adjusted for the tax effect of certain items recognized in full in the interim period. The estimated annual effective tax rate used for the six months ended June 30, 2020 was 36%, compared to 27% for the six months ended June 30, 2019.

The income tax expense of €2,458 thousand for the six months ended June 30, 2020 was mainly generated by pre-tax income within the United States tax group and Spark Networks Services GmbH. Corporate related costs incurred by Spark Networks SE for which no tax benefit could be recognized was the primary reason for the overall effective tax rate of 120% for the six months ended June 30, 2020. The income tax expense of €401 thousand for the six months ended June 30, 2019 was primarily based on pre-tax earnings in the United States tax group.

3.6 Earnings per share

The Group presents earnings per share data for its common shares. Earnings per share is calculated by dividing the net (loss) income of the period by the weighted average number of common shares outstanding during the period.

Dilutive net (loss) earnings per share includes any dilutive impact of stock options. For the six months ended June 30, 2020 and 2019, all stock options outstanding during the period were excluded from the calculation of diluted net (loss) earnings per share because they would have been anti-dilutive.

The elements used in the computation of basic and diluted net (loss) earnings per share were as follows:

	Six months ended June 30,
(in € thousands, except per share amounts)	2020	2019
Net loss	€(412)	€(4,874)
Weighted average shares outstanding - basic and diluted	2,606	1,300
Net loss per share - basic and diluted	€(0.16)	€(3.75)

Note 4. Notes on the Consolidated Balance Sheets

4.1 Intangible assets

The following table shows the reconciliation of intangible assets for the six months ended June 30, 2020:

in € thousands	Internally generated software	Licenses and domains	Brands and trademarks	Purchased software	Other intangible assets	Intangible assets under development	Goodwill	Total
Purchase costs
January 1, 2020	7,785	347	102,682	125	19,310	3,159	161,552	294,960
Acquired	—	—	—	—	—	—	—	—
Additions	968	—	—	—	—	317	—	1,285
Disposals	—	—	—	—	—	(311)	—	(311)
Reclassification	1,223	—	—	(81)	—	(1,142)	—	—
Currency translation	(7)	—	317	3	90	—	501	904
June 30, 2020	9,969	347	102,999	47	19,400	2,023	162,053	296,838
Accumulated amortization and impairment
January 1, 2020	2,745	187	1,159	31	8,652	—	3,324	16,098
Additions	883	28	49	4	3,619	—	—	4,583
Impairment	—	—	—	—	—	—	—	—
Disposals	—	—	—	—	—	—	—	—
Reclassification	—	—	—	—	—	—	—	—
June 30, 2020	3,628	215	1,208	35	12,271	—	3,324	20,681
Remaining carrying amount
January 1, 2020	5,040	160	101,523	94	10,658	3,159	158,228	278,862
June 30, 2020	6,341	132	101,791	12	7,129	2,023	158,729	276,157

During the six months ended June 30, 2020, the Group capitalized an additional €317 thousand of intangible assets under development related to the development of shared billing technology for its platforms and new features that add messaging and personality test functionality to one of the Group's core platforms. The Group also capitalized an additional €968 thousand of internally generated software related to multiple projects for Zoosk which add functionality to the platform. The Group disposed of €311 thousand of intangible assets under development due to the write-off of certain products that failed to perform to the Group's standards. The Group reclassified €1,142 thousand of cost from intangible assets under development to internally generated software due to the launch of developed software rolled out across the Group's platforms as part of a shared technology strategy during the six months ended June 30, 2020.

Impairment test of goodwill and indefinite-lived intangible assets

The global economy faced a significant downturn due to the COVID-19 pandemic, which led to substantial price losses on the capital markets during the six months ended June 30, 2020. Spark Networks’ share price also temporarily suffered substantial losses during this period. Due to the significant decline of its market capitalization, the Group performed an impairment test for all CGUs as of June 30, 2020. Additionally, the Group completed the allocation of the goodwill arising from the Spark Networks / Zoosk Merger into the Zoosk North America and Zoosk International CGUs during the six months ended June 30, 2020.

The recoverable amount of the CGUs was determined based on the value in use, consistent with the method used to test impairment for the year ended December 31, 2019. The cash flow plans are based on experience as well as on the expected impact of market trends anticipated in the future. For the financial forecasts for each CGU and resulting cash flow plans, long-term EBITDA margins vary between 19.4% (for Zoosk North America) and 67.9% (for JSwipe).

For the impairment test performed as of June 30, 2020, a terminal value for all CGUs was assumed with growth rates of 0.5% for Zoosk North America, 0.5% for Zoosk International, 0.5% for Christian Networks, 0.5% for Jdate USA, 0.5% for Jdate Israel, 0.0% for JSwipe and 0.5% for Other Networks, and is consistent with the assumptions used for the 2019 annual impairment test. For the prior year's impairment test performed as of October 31, 2019, a terminal value for all CGUs was assumed with growth rates of 0.5% for Zoosk, 0.5% for Christian Networks, 0.5% for Jdate USA, 0.5% for Jdate Israel, 1.0% for JSwipe and 0.5% for Other Networks.

For discounting the future cash flows, an after-tax weighted average cost of capital (WACC) was derived as of the impairment testing date of June 30, 2020 and applied for each CGU. The WACC used for each CGU was as follows: 11.0% for Zoosk North America, 11.6% for Zoosk International, 11.0% for Christian Networks, 11.0% for Jdate USA, 12.2% for Jdate Israel, 11.0% for JSwipe, and 11.0% for Other Networks, reflecting higher volatility as compared to the 2019 annual impairment test. For the previous year's impairment test performed as of October 31, 2019, the WACC used for each CGU was as follows: 9.2% for Zoosk, 9.2% for Christian Networks, 9.2% for Jdate USA, 10.3% for Jdate Israel, 9.2% for JSwipe, and 9.2% for Other Networks.

An impairment according to IAS 36 is required if the carrying amount exceeds the recoverable amount. Based on the results of the impairment tests performed, the recoverable amount of each CGU exceeded the carrying value, and accordingly, no impairment was necessary.

For Zoosk North America, the estimated recoverable amount exceeded the carrying amount of the CGU by €8,174 thousand, and for Zoosk International, the recoverable amount exceeded the carrying amount by €1,775 thousand. For Zoosk North America, a decrease in the long-term EBITDA margin of 1.1 percentage points to 18.3% would lead to an estimated recoverable amount approximating the carrying amount. For Zoosk International, a decrease in the long-term EBITDA margin of 1.6 percentage points to 29.1% in combination with a decline in the growth rate by 0.5 percentage points to 0.0% would lead to an estimated recoverable amount approximating the carrying amount. For all other CGUs, the sensitivity analysis did not indicate a potential risk of impairment of goodwill.

As part of the impairment test for all other CGUs, a sensitivity analysis was conducted in which the terminal value growth rates decline by 0.5% to zero and the sustainable EBITDA margin by 2.6% or 5.0% depending on the respective CGU, the result of which did not indicate a potential risk for impairment of goodwill.

4.2 Shareholders' Equity

Movements in equity components are presented in the consolidated statement of shareholders' equity.

Subscribed capital and capital reserve

There were no changes to subscribed capital, which was €2,662 thousand as of June 30, 2020 and January 1, 2020, and no changes to capital reserves, which were €183,349 thousand as of June 30, 2020 and January 1, 2020.

At June 30, 2020, the Company's issued ordinary no-par value registered shares (auf den Namen lautende Stückaktien) (“Ordinary Shares") totaled 2,661,386. Outstanding Ordinary Shares totaled 2,605,689 after deducting 55,697 in treasury shares held by the Company. In accordance with the Company’s American Depository Share (ADS) Program, each ADS represents one-tenth of an ordinary share. Accordingly, issued and outstanding ADSs as of June 30, 2020 totaled 26,056,890.

4.3 Other provisions

in € thousands	Sales Tax Provision	Other provisions	Total
January 1, 2020	1,892	172	2,064
- thereof non-current	—	17	17
- thereof current	1,892	155	2,047
Utilization	(566)	—	(566)
Release	—	(5)	(5)
Addition	841	—	841
Currency translation	5	—	5
June 30, 2020	2,172	167	2,339
- thereof non-current	—	17	17
- thereof current	2,172	150	2,322

During the six months ended June 30, 2020, an additional provision of €841 thousand was recorded to estimate United States state sales tax liability as of June 30, 2020.

4.4 Contract liabilities

in € thousands	June 30, 2020	December 31, 2019
Non-current	3	4
Current	37,516	36,840
Total contract liabilities	37,519	36,844

The contract liability balance relates to the Group’s receipt of advance consideration from customers for subscription services, in which revenue is recognized over the subscription period. The contract liability balance increased by €675 thousand, as subscription sales were higher than subscription revenue recognized in the period due to the multi-month nature of our subscription offerings.

During the six months ended June 30, 2020, revenue of €30,857 thousand was realized, which was included in the beginning contract liability balance at January 1, 2020.

4.5 Long-term debt

On July 1, 2019, in connection with the acquisition of Zoosk, Spark Networks entered into a Loan Agreement with Zoosk, Spark Networks, Inc., the subsidiary guarantors, the lenders party thereto, and Blue Torch Finance LLC (“Blue Torch”), as administrative agent and collateral agent (the "Senior Secured Facilities Agreement") that provides for a four-year $125 million (€110 million) Senior Secured Facility. The Senior Secured Facilities Agreement provides for a term loan facility in an aggregate amount equal to $120 million (€106 million) (the “Term Loan Facility”) and a revolving credit facility in an aggregate amount equal to $5 million (€4 million) (the “Revolving Credit Facility”) and, together with the Term Loan Facility, the “Facilities”. Borrowings under the Facilities bear interest at a rate equal to either LIBOR plus an applicable margin of 8% (per annum) or the Base Rate with an applicable margin of 7% (per annum). A portion of the proceeds from the issuance of the Facilities was utilized to pay down the remaining balance on the debt outstanding with Silicon Valley Bank, which was €11,447 thousand at the time of payment in 2019.

In addition to paying interest on outstanding principal under the Facilities, Spark Networks is required to pay a commitment fee to the lenders under the Term Loan Facility and the Revolving Credit Facility. For the Term Loan Facility, the initial commitment fee is equal to 0.50% of the aggregate principal amount of the Term Loan Facility. The commitment fee related to the Revolving Credit Facility is calculated based on the unutilized commitments thereunder. The commitment fee rate is 0.75% per annum, and the Revolving Credit Facility currently has $5 million of undrawn availability. As the Revolving Credit Facility is not expected to be drawn down, any costs related to the commitment fee and any other transaction fees related to the Revolving Credit Facility are deferred and amortized over the term of the agreement.

The Facilities were issued at a discount at the closing date equal to three percent (3%) of the aggregate principal amount of the Term Loan Facility funded on the closing date ($120,000 thousand). This discount was calculated as $3,600 thousand (€3,172 thousand). Upon closing, transaction costs and commitment fees of $4,010 thousand (€3,533 thousand) were payable, of which $3,118 thousand (€2,747 thousand) and $130 thousand (€115 thousand) related to transaction costs on the Term Loan Facility and Revolving Credit Facility, respectively, $600 thousand (€529 thousand) and $12 thousand (€11 thousand) related to the initial commitment fee on the Term Loan Facility and Revolving Credit Facility, respectively, and $150 thousand (€132 thousand) related to the upfront fee on the Revolving Credit Facility. Through the effective interest rate method, the discount and facility fees on the Facilities are amortized to Interest expense and similar charges in the Consolidated Statements of Operations and Comprehensive Loss through the maturity of the Facilities on July 1, 2023.

The Facilities contain a number of covenants that, among other things, restrict, subject to certain exceptions, the Company's ability and the ability of its subsidiaries to: incur additional indebtedness, create liens, engage in mergers or consolidations, sell or transfer assets, pay dividends and distributions and make share repurchases, make certain acquisitions, engage in certain transactions with affiliates, and change lines of business.

In addition, the Facilities require the following financial covenants to be maintained: (i) a fixed charge coverage ratio (as defined in the Facilities) of no less than 1.1 for the first four quarters of the loan, 1.25 for the second four quarters of the loan, and 1.4 for the remaining life of the loan (each quarter), (ii) a net leverage ratio of no greater than 3 for the first quarter of the loan, declining steadily to 1.25 for the quarters ended September 30, 2021 through the maturity date of the loan, and (iii) a minimum liquidity threshold of $10 million at the end of each month following the closing date of the loan, consisting of available cash funds and availability under the Revolving Credit Facility. The Facilities also contain certain customary affirmative covenants and events of default, including a change of control. Spark Networks is in compliance with all of its financial covenants as of June 30, 2020.

On May 21, 2020, Spark Networks entered into a Limited Waiver and First Amendment to Loan Agreement (the “Amendment”) to its existing Senior Secured Facilities Agreement. The Amendment waives the events of default under the Loan Agreement relating to the Group's failure to deliver its audited financial statements and related financial reports for the fiscal year ending December 31, 2019 within 120 days of the end of such fiscal year, and provided Spark Networks until June 14, 2020, to deliver such audited financial statements and related financial reports as required under the Loan Agreement. Spark Networks delivered its audited financial statements and related financial reports for the fiscal year ending December 31, 2019 by June 14, 2020, and was in compliance with all of its financial covenants as of December 31, 2019.

The Term Loan Facility requires repayment of the principal amount of $3 million quarterly, beginning on September 30, 2019. The interest accrued during each quarter is also payable at the end of each quarter along with the principal amount noted above. As of June 30, 2020, the outstanding principal balance of the Term Loan Facility is $105 million (€93 million), the amortized cost basis of the Term Loan Facility is $99 million (€89 million) and there were no outstanding borrowings under the Revolving Credit Facility.

Note 5. Financial Instruments

5.1 Financial instruments

The following tables shows the carrying amounts and fair values of financial assets and financial liabilities and classifies these into measurement categories pursuant to IFRS 9.

	Classification pursuant to IFRS 9	Carrying amount	Measurement Categories		Fair Value
June 30, 2020 in € thousands			At amortized cost	At fair value	Level 1	Level 2	Level 3	Total
Deposits	AC	1,060	1,060	—	—	—	—	—
Other receivables	AC	5,297	5,297	—	—	—	—	—
Other non-current financial assets		6,357	6,357	—	—	—	—	—
Trade receivables	AC	8,243	8,243	—	—	—	—	—
Deposits	AC	280	280	—	—	—	—	—
Other receivables	AC	2,687	2,687	—	—	—	—	—
Other current financial assets		2,967	2,967	—	—	—	—	—
Cash and cash equivalents	AC	11,959	11,959	—	—	—	—	—
Total financial assets		29,526	29,526	—	—	—	—	—
Borrowings	AC	88,843	88,843	95,267	—	95,267	—	95,267
Other non-current financial liabilities	AC	6,297	6,297	—	—	—	—	—
Trade payables	AC	22,433	22,433	—	—	—	—	—
Refund liabilities	AC	104	104	—	—	—	—	—
Deferred consideration payable	AC	8,736	8,736	—	—	—	—	—
Other liabilities	AC	4,482	4,482	—	—	—	—	—
Other current financial liabilities		13,322	13,322	—	—	—	—	—
Total financial liabilities		130,895	130,895	95,267	—	95,267	—	95,267

	Classification pursuant to IFRS 9	Carrying amount	Measurement Categories		Fair Value
December 31, 2019 in € thousands			At amortized cost	At fair value	Level 1	Level 2	Level 3	Total
Deposits	AC	1,036	1,036	—	—	—	—	—
Other receivables	AC	6,004	6,004	—	—	—	—	—
Other non-current financial assets		7,040	7,040	—	—	—	—	—
Trade receivables	AC	5,808	5,808	—	—	—	—	—
Deposits	AC	303	303	—	—	—	—	—
Other receivables	AC	2,915	2,915	—	—	—	—	—
Other current financial assets		3,218	3,218	—	—	—	—	—
Cash and cash equivalents	AC	15,450	15,450	—	—	—	—	—
Total financial assets		31,516	31,516	—	—	—	—	—
Borrowings	AC	95,839	95,839	107,873	—	107,873	—	107,873
Other non-current financial liabilities	AC	7,167	7,167	—	—	—	—	—
Trade payables	AC	25,873	25,873	—	—	—	—	—
Refund liabilities	AC	98	98	—	—	—	—	—
Deferred consideration payable	AC	9,187	9,187	—	—	—	—	—
Other liabilities	AC	5,144	5,144	—	—	—	—	—
Other current financial liabilities		14,429	14,429	—	—	—	—	—
Total financial liabilities		143,308	143,308	107,873	—	107,873	—	107,873

The fair value of borrowings was determined using observable inputs (Level 2). The valuation considers the present value of expected future repayments, discounted using a market interest rate equal to the interest margin on the borrowings plus a three month Euro LIBOR interest rate.

Measurement of fair values

The majority of the Group’s financial instruments, including cash and cash equivalents, restricted cash, deposits, trade receivable, and accounts payable are carried at cost, which approximates their fair value due to the short-term maturity of these instruments.

Financial instruments not measured at fair value
Borrowings

The fair value of borrowings has been measured using discounted cash flows, i.e. the present value of expected payments, discounted using a risk-adjusted discount rate. For this, the current risk-adjusted market rate has been used.

Note 6. Other Information

6.1 Balances and transactions with related parties

MLLNNL, LLC

The Group has multiple, ongoing engagements with MLLNNL, LLC (“Mllnnl”), a marketing agency that employs, and was co-founded by, an employee of the Group’s wholly-owned subsidiary, Smooch Labs. Expenses related to Mllnnl appear in the consolidated results following the Affinitas / Spark Merger in November 2017. For the six months ended June 30, 2020 and 2019, the Group has expensed €149 thousand and €187 thousand, respectively, for services performed by Mllnnl.

6.2 Contingent Liabilities

Pending legal proceedings

Elite Connexion vs. Spark Networks Services GmbH

On September 20, 2018, Elite Connexion filed a cease and desist order and damage claim in France against Spark Networks Services GmbH ("Spark GmbH"), alleging that Spark GmbH bid on search engine terms which violated an agreement between the parties. In Elite Connexion's claim, which was amended in September 2019, Elite Connection claims damages for loss of profit, legal fees, and court fees amounting to €800 thousand. Analysis of the claim is ongoing, and the Group recognized Other provisions of €150 thousand as of June 30, 2020 to reflect its estimated potential liability to Elite Connexion resulting from the claim.

Trademarks

Trademarks are an important element in running online dating sites and mobile applications. Given the large number of markets and brands, Spark Networks is dealing with claims against its trademarks from time to time. As of June 30, 2020, there are several ongoing national procedures which affect trademarks within Hungary, Ireland, Poland, Denmark, Finland, Sweden, the United Kingdom, and Benelux. Some of these procedures are expected to be resolved within the next 12 months.

We have additional existing legal claims and may encounter future legal claims in the normal course of business.

We intend to defend vigorously against each of the above legal proceedings. At this time, management does not believe the above matters, either individually or in the aggregate, will have a material adverse effect on the Group’s results of operations or financial condition and believes the recorded legal provisions as of June 30, 2020 are adequate with respect to the probable and estimable liabilities. However, no assurance can be given that these matters will be resolved in our favor.